Corsair Advisors LLC

Statement of Financial Condition
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response ... 12.00

ANNUAL AUDITED REPORT

SEC FILE
NUMBER

8-69103

FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CORSAIR ADVISORS LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 24 FLOOR
(No. and Street)

NEW YORK   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg   (908) 743-1307
                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

AFFIRMATION

I, Amy Knapp, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Corsair Advisors LLC (the "Company") at December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer
Title

02/27/18
Date



Notary Public

CORSAIR ADVISORS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]   Independent Auditors' Report Regarding Exemption Report.

[ ]   Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORSAIR ADVISORS LLC

Index to Statement of Financial Condition



Report of Independent Registered Public Accounting Firm

To the Board of Members of Corsair Advisors LLC

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Corsair Advisors LLC ("the Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2018
We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CORSAIR ADVISORS LLC

Statement of Financial Condition

December 31, 2017

ASSETS

Cash	$	410,096
Prepaid expenses		4,685
TOTAL ASSETS	$	414,781

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$	58,791
Due to related parties		75,366
TOTAL LIABILITIES		134,157

COMMITMENTS AND CONTINGENCIES (NOTE 4)

MEMBER'S EQUITY

MEMBER'S EQUITY		280,624
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	414,781

The accompanying notes are an integral part of this Statement of Financial Condition.

CORSAIR ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITON
December 31, 2017

1. ORGANIZATION

Corsair Advisors LLC ("Advisors") was formed on January 11, 2011 as a Delaware limited liability company and received its broker-dealer license in May 2013. Advisors provides investment banking services and arranges private placement offerings. Advisors is a broker-dealer registered under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Corsair Capital, L.P. ("Corsair Capital"), a Cayman Islands limited partnership, is the sole member of Advisors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Expense Recognition

Expenses are recorded on an accrual basis when incurred.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires Advisors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

As a single member limited liability company, Advisors is disregarded as an entity separate from its owner and the operations are included in the tax returns of its beneficial owner, Corsair Capital.

U.S. Federal and New York State income taxes are the responsibility of the ultimate individual members. Advisors is subject to the New York City Unincorporated Business Tax ("UBT") as part of the UBT return of Corsair Capital. UBT is accounted for using the stand-alone method. UBT payable of $1,825 is included in due to related parties on the Statement of Financial Condition as the UBT will be included in the tax return of Corsair Capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

At December 31, 2017, management has determined that Advisors had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Generally, Corsair Capital is subject to income tax examinations by major taxing authorities for years subsequent to 2013.

3. RELATED PARTY TRANSACTIONS

Advisors has entered into a services, space sharing and expense agreement with Corsair Investments LLC, a limited liability company organized under the laws of Delaware and its affiliates (collectively, "Corsair"), under which Corsair acts as a paying agent. The scope of the support services may be amended at any time and from time to time by agreement of the parties. The service provided under this agreement includes personnel, support services, office space, technology and communications ("Covered Expenses"). The Covered Expenses are allocated based on estimates of time and/or usage. If Advisors is not engaged in any substantive deal activity, the Covered Expenses will be allocated based on the historical average of Covered Expenses for similar periods of inactivity. At December 31, 2017, due to Corsair Investments LLC of $42,238 is included in due to related parties on the Statement of Financial Condition. It represents the Covered Expenses that have not yet been reimbursed by Advisors.

In December 2017, Corsair Investments, L.P., a related party, assigned its rights and obligations to Advisors related to the performance of advisory services for certain investors in an affiliate fund.

In the normal course of business, Corsair Capital pays Advisors' third party expenses on behalf of Advisors and is reimbursed by Advisors for such expenses. At December 31, 2017, due to Corsair Capital of $33,128 inclusive of the UBT payable of $1,825, is included in due to related parties on the Statement of Financial Condition. It represents Advisors' expenses paid by Corsair Capital that have not yet been reimbursed by Advisors.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, Advisors enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. Advisors' maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against Advisors that have not occurred. However, based on its experience, Advisors expects the risk of loss to be remote.

5. REGULATORY REQUIREMENTS

Advisors is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum regulatory net capital and requires ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, Advisors had regulatory net capital of approximately $276,000, which exceeded the required net capital by approximately $267,000. Advisors' ratio of aggregate indebtedness to net capital was 0.49 to 1 at December 31, 2017.

Advisors does not maintain customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and therefore SEC Rule 15c3-3 is not applicable to its operations.

6. CONCENTRATIONS

All cash deposits are held by one financial institution and therefore is subject to the credit risk at that financial institution. Advisors has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

7. SUBSEQUENT EVENTS

Management of Advisors has evaluated events or transactions that may have occurred since December 31, 2017 and determined that there are no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.